EDISON INTERNATIONAL

               COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE


                                                For the Quarter ended
                                                      June 30,
                                                ---------------------
                                                1999            1998
                                                ---------------------
                                      (in thousands, except per-share amounts)

Consolidated net income                       $128,422        $145,303

Basic weighted average shares                  347,204         360,251

Diluted weighted average shares                348,233         361,579

Basic earnings per share                        $0.37            $0.40

Diluted earnings per share                      $0.37            $0.40